August 9, 2019

Gregory Daily
Chairman and Chief Executive Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, TN 37215

       Re: i3 Verticals, Inc.
           Registration Statement on Form S-3
           Filed August 8, 2019
           File No. 333-233126

Dear Mr. Daily:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Jay Knight